# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ferrovial N.V., CIK 0001468522
CUSIP: N3168P101
Title of class of securities: Ordinary shares, par value EUR 0.01 per share
Address of issuer's principal executive offices: Gustav Mahlerplein 61-63, Symphony Towers, 14th Floor, Amsterdam, Netherlands (P7), 1082 MS
Date of event which requires filing of this statement: 06/15/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-113275
Filed by CIK 0002041408

## Reporting persons
- Rafael del Pino Calvo-Sotelo: type of reporting person: individual (IN); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 159,536,212; sole dispositive power 0; shared dispositive power 159,536,212; aggregate amount beneficially owned 159,536,212 (22.3% of the class)
- Rijn Capital SARL: type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 159,536,212; sole dispositive power 0; shared dispositive power 159,536,212; aggregate amount beneficially owned 159,536,212 (22.3% of the class)
  Comment: Limited liability company

## Item 1. Issuer
Name of issuer: Ferrovial N.V.
Address of issuer's principal executive offices: Gustav Mahlerplein 61-63, Symphony Towers, 14th Floor, Amsterdam, P7 1082 MS

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Rafael del Pino Calvo-Sotelo

Rijn Capital SARL
Address of principal business office or, if none, residence:
The principal business address for Rafael del Pino Calvo-Sotelo is:

Gustav Mahlerplein 61-63
Symphony Towers, 14th Floor
1082 MS Amsterdam
The Netherlands

The principal business address for Rijn Capital SARL is:

51, Boulevard Grande-Duchesse Charlotte
L-1331 Luxembourg
Grand Duchy of Luxembourg
Citizenship: Rafael del Pino Calvo-Sotelo is a citizen of Spain. Rijn Capital SARL is organized under the laws of Luxembourg

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 159,536,212
Percent of class: 22.3%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 159,536,212
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 159,536,212

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement (incorporated by reference to Exhibit 99 to the Schedule 13G filed by the Reporting Persons with the SEC on November 1, 2024).
https://www.sec.gov/Archives/edgar/data/1468522/000110465924113275/tm2426979d1_ex-99.htm

## Signatures
- Rafael del Pino Calvo-Sotelo: /s/ Rafael del Pino Calvo-Sotelo, Rafael del Pino Calvo-Sotelo (07/29/2026)
- Rijn Capital SARL: /s/ Rafael del Pino Fernandez-Fontecha, Daily director (07/29/2026)